



Rule 12g3-2(b) File No. 82-34680

November 30, 2004



By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated November 30, 2004 [English translation].

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,



Koichi Takahata

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

[Brief English Translation of original release in Japanese]

For Immediate Release

November 30, 2004

To whom it may concern:

***Sumitomo Corporation***
(Motoyuki Oka, President and CEO)
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba
Corporate Communications Dept.
Tel. +81-3-5166-3089

Re: Notice of repurchase of shares

Sumitomo Corporation (hereafter referred to as the "Company") announced details of the repurchase of shares, it has carried out through the market pursuant to Article 211-3, Section 1, Paragraph 2 of the Commercial Code. With this repurchase, the Company completed the purchase of all shares based on the resolution at the board of directors held on November 12, 2004.

| | | |
|---|---|---|
| 1. | Purchase period | November 15, 2004 through November 29, 2004 |
| 2. | Number of shares repurchased | 2, 300, 000 shares |
| 3. | Aggregate purchase price | JPY 1, 918, 971, 000 |
| 4. | Method of repurchase | Purchase at the Tokyo Stock Exchange |

(Reference)

1. Matters resolved at the board of directors held on November 12, 2004.

| | |
|---|---|
| (1) Class of shares to be repurchased | Common stock of the Company |
| (2) Number of shares repurchased | Up to 2, 300, 000 shares |
| (3) Aggregate purchase price | Up to JPY 2, 300, 000, 000 |
| (4) Purchase period | November 15, 2004 through December 13, 2004 |

2. Cumulative total of repurchase since the November 12, 2004 board of directors resolution

| | |
|---|---|
| (1) Number of shares | 2, 3000, 000 shares |
| (2) Aggregate price | JPY 1, 918, 971, 000 |

###